UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM SD

Specialized Disclosure Report

_______________________

VISTA GOLD CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-09025	98-0542444
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8310 S Valley Hwy, Suite 300, Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Douglas L. Tobler
(720) 981-1185

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Vista Gold Corp. (“Vista”), a British Columbia corporation, is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Vista is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Vista’s ESTMA report is available on Vista’s website at www.vistagold.com/esg/social or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 99.1 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

99.1	Extractive Sector Transparency Measures Act – Annual Report for Vista Gold Corp. for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

VISTA GOLD CORP.

By:	/s/ Douglas L. Tobler	September 6, 2024
	Douglas L. Tobler	(Date)
Chief Financial Officer